UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-42597

Webull Corporation

200 Carillon Parkway
St. Petersburg, Florida 33716

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒ Form 40-F ☐

Closing of the Business Combination

As previously disclosed, on February 28, 2024, SK Growth Opportunities Corporation, an exempted company incorporated with limited liability under the laws of Cayman Islands (“SKGR”), entered into a business combination agreement, dated as of February 27, 2024, as amended on December 5, 2024 and March 31, 2025 (as amended, the “Business Combination Agreement”), by and among SKGR, Webull Corporation, a Cayman Islands exempted holding company (“Webull”), Feather Sound I Inc., a Cayman Islands exempted company and a direct wholly-owned subsidiary of Webull (“Merger Sub I”), and Feather Sound II Inc., a Cayman Islands exempted company and a direct wholly-owned subsidiary of Webull (“Merger Sub II”). On the Closing Date (as defined below), pursuant to the Business Combination Agreement, (i) Merger Sub I merged with and into SKGR (the “First Merger”), with SKGR surviving the First Merger as a wholly-owned subsidiary of Webull (the “Surviving Entity”), and (ii) promptly following the First Merger, SKGR merged with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Webull (the “Surviving Company”). Capitalized terms not otherwise defined herein have the same meanings ascribed to them in the Business Combination Agreement.

On March 30, 2025, SKGR held an extraordinary general meeting of shareholders and approved the proposal to approve the Transactions pursuant to the Business Combination Agreement (the “Business Combination”).

On April 10, 2025 (the “Closing Date”), pursuant to the Business Combination Agreement, immediately prior to the effective time of the First Merger (the “First Merger Effective Time”), (i) immediately prior to the Share Subdivision (as defined below), each preferred share of Webull issued and outstanding immediately prior to the First Merger Effective Time converted into one ordinary share of Webull, par value $0.0001 per share (the “Pre-Subdivision Ordinary Share,” and together with the preferred shares of Webull, the “Pre-Subdivision Shares”) (the “Conversion”); (ii) immediately following the Conversion, the fifth amended and restated memorandum and articles of association of Webull (the “Webull Articles”) was adopted and became effective (the “Charter Amendment”); (iii) immediately following the Conversion and the Charter Amendment, (A) each Pre-Subdivision Ordinary Share (excluding any Pre-Subdivision Ordinary Shares held by the holding vehicles controlled by founders of Webull (the “Webull Founder Holdcos”) issued and outstanding immediately prior to the First Merger Effective Time was subdivided into a number of Class A ordinary shares of Webull, par value $0.00001 per share (the “Webull Class A Ordinary Shares”), determined by multiplying each such Pre-Subdivision Ordinary Share by 3.3593 (the “Share Subdivision Factor”), and re-designated as Webull Class A Ordinary Shares; and (B) each Pre-Subdivision Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time and held by the Webull Founder Holdcos was subdivided into a number of Class B ordinary shares of Webull, par value $0.00001 per share (the “Webull Class B Ordinary Shares,” and together with the Webull Class A Ordinary Shares, the “Webull Ordinary Shares”), determined by multiplying each such Pre-Subdivision Ordinary Share by the Share Subdivision Factor, and re-designated as Webull Class B Ordinary Shares (the transactions contemplated by (A) and (B), collectively, the “Share Subdivision,” and collectively with the Conversion and the Charter Amendment, the “Webull Capital Restructuring”).

On the Closing Date, pursuant to the Business Combination Agreement, following completion of the Webull Capital Restructuring, (i) each SPAC Unit, each consisting of one Class A ordinary share of SKGR, par value $0.0001 per share (the “SPAC Class A Ordinary Share”), and one-half of a warrant to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share (the “SPAC Public Warrants”), issued and outstanding immediately prior to the First Merger Effective Time was automatically detached and the holder thereof was deemed to hold one SPAC Class A Ordinary Share and one-half of a SPAC Public Warrant (the “Unit Separation”); (ii) immediately following the Unit Separation, each SPAC Class A Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time (other than any SPAC Class A Ordinary Shares owned by SKGR as treasury shares (the “SPAC Treasury Shares”), any SPAC Class A Ordinary Shares held by holders who validly exercised their redemption rights (the “Redeeming SPAC Shares”) and any SPAC Class A Ordinary Shares held by holders validly exercised their dissenters’ rights (the “Dissenting SPAC Shares”)) was automatically cancelled and ceased to exist in exchange for the right to receive one newly issued Webull Class A Ordinary Share, having a value of $10.00 per share; (iii) each warrant of SKGR (including SPAC Public Warrants and the warrants sold to Auxo Capital Managers LLC (the “Sponsor”) in the private placement consummated concurrently with SKGR’s initial public offering, each entitling its holder to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share (the “SPAC Private Warrants,” and together with the SPAC Public Warrants, the “SPAC Warrants”)) outstanding immediately prior to the First Merger Effective Time ceased to be a warrant with respect to SPAC Class A Ordinary Shares and was assumed by Webull and converted into Webull public warrants (the “Webull Public Warrants”), with respect to the SPAC Public Warrants, and Webull private warrants (the “Webull Private Warrants,” and together with the Webull Public Warrants, the “Webull Warrants”), with respect to the SPAC Private Warrants, each such Webull Warrant enabling the holder thereof to purchase one Webull Class A Ordinary Share, subject to substantially the same terms and conditions as prior to the First Merger Effective Time; (iv) Class B ordinary shares of SKGR, par value $0.0001 per share (the “SPAC Class B Ordinary Shares”) held by the Sponsor were surrendered and cancelled for no consideration subject to the terms of the Sponsor Support Agreement, Non-Redemption Agreements, and the Additional Non-Redemption Agreements, and after such surrender, each of the remaining SPAC Class B Ordinary Shares held by Sponsor and the independent directors of SKGR (the “Independent Directors,” and together with the Sponsor, the “Initial Shareholders”) issued and outstanding immediately prior to the First Merger Effective Time was automatically cancelled and ceased to exist, in exchange for one newly issued Webull Class A Ordinary Share; (v) holders of SPAC Class A Ordinary Shares who are parties to the Non-Redemption Agreements and the Additional Non-Redemption Agreements received an aggregate of 1,429,686 Webull Class A Ordinary Shares pursuant to the terms therein; (vi) J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“CCM”), received 25,000 Webull Class A Ordinary Shares pursuant to a fee agreement with CCM; (vii) any SPAC Treasury Shares was automatically cancelled and ceased to exist without any conversion thereof or payment or other consideration therefor; (viii) each Redeeming SPAC Share issued and outstanding immediately prior to the First Merger Effective Time was automatically cancelled and ceased to exist and represents only the right of the holder thereof to be paid a pro rata share of the aggregate amount payable in the Trust Account with respect to all Redeeming SPAC Shares; and (ix) each Dissenting SPAC Share issued and outstanding immediately prior to the First Merger Effective Time was automatically cancelled and ceased to exist and represents only the right to be paid the fair value of such Dissenting SPAC Share and such other rights pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands. As of the Closing Date and after taking effect of (i) the conversion of the Overfunding Loans resulting in the issuance of 524,000 Webull Class A Ordinary Shares to the Sponsor and (ii) the forfeiture of 1,000,000 SPAC Class B Ordinary Shares pursuant to the Sponsor Support Agreement and the Additional Non-Redemption Agreements, the Initial Shareholders held 3,484,464 Webull Class A Ordinary Shares and 6,792,000 Webull Private Warrants.

As of the Closing Date, Webull had (i) 378,463,226 Webull Class A Ordinary Shares and 82,988,016 Webull Class B Ordinary Shares issued and outstanding, and (ii) 17,271,993 Webull Warrants (including 6,792,000 Webull Private Warrants) and 20,913,089 Incentive Warrants (as defined below) issued and outstanding. Webull also has 44,400,984 Webull Class A Ordinary Shares reserved for issuance pursuant to its 2021 Global Share Incentive Plan. Immediately after the consummation of the Business Combination, (i) the pre-closing shareholders of Webull (the “Existing Webull Shareholders”) owned 98.73% of the issued and outstanding Webull Ordinary Shares, representing 99.71% of Webull’s total voting power; (ii) shareholders of SPAC Class A Ordinary Shares owned 0.51% of the issued and outstanding Webull Ordinary Shares, representing 0.12% of Webull’s total voting power, and (iii) the Initial Shareholders owned 0.76% of the issued and outstanding Webull Ordinary Shares, representing 0.17% of Webull’s total voting power. As a result, upon the consummation of the Business Combination, Webull qualifies as a “controlled company” as defined under the corporate governance rules of the Nasdaq Stock Market LLC (“Nasdaq”), because Mr. Anquan Wang, one of the founders of Webull, beneficially owns all of our issued and outstanding Webull Class B Ordinary Shares, or 81.43% of the total voting power of all issued and outstanding Webull Ordinary Shares, immediately following the consummation of the Business Combination. For so long as Webull remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules. As a foreign private issuer and a “controlled company,” Webull is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors; and (iv) an exemption from the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). Webull has decided to rely on all of the foregoing exemptions available to foreign private issuers and “controlled company.”

All the rights and obligations of SPAC Class A Ordinary Shares and SPAC Warrants were terminated in connection with the consummation of the Business Combination, unless as otherwise assigned and assumed by Webull in accordance with the Business Combination Agreement. No fractional shares or warrants were issued in the foregoing process, and all such shares or warrants were rounded down to the nearest whole number of shares or warrants. The Webull Articles became effective upon the consummation of the Business Combination.

The Webull Articles include certain transfer restrictions applicable to the Existing Webull Shareholders. Pursuant to the Sponsor Support Agreement and the Webull Articles, (i) the Initial Shareholders and certain non-redemption agreement investors and (ii) the Existing Webull Shareholders, respectively, are restricted, subject to certain exceptions, from selling any of their Webull Class A Ordinary Shares for one year after the consummation of the Business Combination, in the case of the Initial Shareholders and certain non-redemption agreement investors, and for 180 days after the consummation of the Business Combination in the case of the Existing Webull Shareholders. The Sponsor Support Agreement permits a release of the Webull Class A Ordinary Shares subject to lock-up if after the Closing Date, the closing price of the Webull Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days (as defined in the Sponsor Support Agreement) within a thirty (30)-Trading Day period commencing at least one hundred and fifty (150) days after the Closing Date. 25% of the shares held by the Initial Shareholders were released from the Sponsor Support Agreement lock up immediately as of the Closing Date, as provided by the Sponsor Support Agreement, in order to satisfy, reduce or defray any actual or potential taxes imposed (or in the Initial Shareholders’ reasonable judgment expected to be imposed) on the Initial Shareholders or their affiliates as a result of the Business Combination potentially not qualifying for the Intended Tax Treatment (as defined in the Sponsor Support Agreement). The Webull Private Warrants are subject to a 30-day lock-up following the Closing Date pursuant to the Sponsor Support Agreement.

The Webull Articles also provide that a majority of the directors of Webull then in office or a duly authorized committee of the Webull board of directors may release the Webull Class A Ordinary Shares held by the Existing Webull Shareholders from the lock-up included in the Webull Articles. Further, the Webull Articles provide that following the date on which the closing price of the Webull Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days (as defined in the Webull Articles) within a thirty (30)-Trading Day period, Webull may, at its discretion, release up to twenty-five percent (25%) of the shares held by an Existing Webull Shareholder (determined as of the date immediately before the date of such determination) from the transfer restrictions included in the Webull Articles; provided that if Webull releases any of the shares subject to lock up, the same percentage of lock-up shares held by other Existing Webull Shareholders as the percentage of the shares subject to lock-up that are subject to the release shall be deemed to have also been simultaneously released; provided further that the foregoing shall not apply to any shares held by a Water Castle Az Inc., NotNull Inc., Webull Partners Limited (which are the record holders of certain shares held by Webull’s directors and officers) and any other person to whom any such person may transfer any shares subject to lock-up.

The foregoing description of the Webull Articles and the rights and restrictions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms of the Webull Articles, a copy of which is attached as Exhibit 1.1 hereto and is incorporated herein by reference.

Immediately following the consummation of the Business Combination, 455,599,003 Webull Ordinary Shares are held by the Existing Webull Shareholders and subject to the transfer restrictions in the Webull Articles and 3,892,884 Webull Ordinary Shares are held by the Initial Shareholders and certain non-redemption agreement investors and are subject to the transfer restrictions in the Sponsor Support Agreement.

In addition, on the Closing Date, pursuant to the Incentive Warrant Agreement, Webull issued to (i) each shareholder of SPAC Class A Ordinary Shares (other than the Initial Shareholders or any holder of SPAC Treasury Shares) one warrant, each entitling its holder to purchase one SPAC Class A Ordinary Share at a price of $10.00 per share (subject to adjustment pursuant to the terms of the Incentive Warrant Agreement) (the “Incentive Warrant”), for each SPAC Class A Ordinary Share, other than Redeeming SPAC Shares and Dissenting SPAC Shares, held by such shareholder, and (ii) certain shareholders of Webull, an aggregate of 20,000,000 Incentive Warrants.

The Webull Class A Ordinary Shares, Webull Warrants and Incentive Warrants began trading on the Nasdaq Capital Market under the symbols “BULL,” “BULLW” and “BULLZ,” respectively, on April 11, 2025.

The foregoing description of the Business Combination Agreement and the rights and restrictions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement and the amendments thereto, which was filed as Exhibit 2.1 to SKGR’s Current Report on Form 8-K filed on February 28, 2024 (for the Business Combination Agreement), Exhibit 2.1 to SKGR’s Current Report on Form 8-K filed on December 6, 2024 (for Amendment to Business Combination Agreement) and Exhibit 2.1 to SKGR’s Current Report on Form 8-K filed on April 1, 2025 (for Amendment No. 2 to Business Combination Agreement), and are incorporated herein by reference.

Material Agreements

Registration Rights Agreement

On the Closing Date, Webull entered into a registration rights agreement (the “Registration Rights Agreement”) with certain of its shareholders (the “Webull Shareholders”), certain members of Sponsor (the “Sponsor Members”) and the Independent Directors (collectively, the “RRA Shareholders”). Such Registration Rights Agreement provides that Webull shall, upon the consummation of the Business Combination, (i) grant to the RRA Shareholders certain demand registration rights, (ii) grant to the RRA Shareholders certain piggyback registration rights, and (iii) commit to use its best efforts to file a registration statement on Form F-3 following the consummation of the Business Combination. Webull’s obligations under items (i)-(iii) shall terminate on the third anniversary of the initial public offering or, if, in the opinion of counsel to Webull, all registrable securities proposed to be sold by a holder of registration rights may then be sold unconditionally without registration in any ninety (90) day period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

The Registration Rights Agreement also provides that Webull will pay certain expenses relating to such registrations and indemnify the RRA Shareholders against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification or similar rights of the parties with respect to the securities of Webull or SKGR which such parties held, including any registration or other rights certain of the parties to the Registration Rights Agreement may have held pursuant to the Registration and Shareholder Rights Agreement, dated June 23, 2022, by and among SKGR, the Sponsor and certain other directors and officers of SKGR.

As previously disclosed in the Registration Statement on Form F-4 that was filed with the SEC in connection the Business Combination (the “F-4”), Webull expects to file (a) a resale prospectus supplement (the “Resale Prospectus Supplement”) to the proxy statement/prospectus, dated March 10, 2025 (the “Public Offering Prospectus”), which will be in the form of the previously disclosed resale prospectus for the Initial Shareholders that formed a part of the F-4 that was declared effective by the SEC on March 10, 2025, and (b) a resale shelf Registration Statement on Form F-1 (the “F-1 Resale Shelf”) within 15 business days after the Closing Date in order to (i) register the exercise of the Webull Warrants and Incentive Warrants, (ii) register the issuance of Webull Class A Ordinary Shares upon conversion of Webull Class B Ordinary shares, (iii) register the resale of the Webull Private Placement Warrants held by the Sponsor, (iv) register the resale of the Incentive Warrants issued to certain Existing Webull Shareholders, and (v) register the resale of the Webull Ordinary Shares held by the Existing Webull Shareholders, the Initial Shareholders and certain investors that are party to Non-Redemption Agreements and Additional Non-Redemption Agreements. The Webull Ordinary Shares to be covered by the Resale Prospectus Supplement will not represent a primary issuance of new shares by Webull following the Closing Date and will only represent a secondary offering registration of shares that are already issued and outstanding and held by the Sponsor as of the Closing Date. Similarly, the F-1 Resale Shelf registrations described in items (iii) to (v) in the foregoing will not represent a primary issuance of new securities by Webull following the Closing Date and will only represent a secondary offering registration of securities that are already issued and outstanding as of the Closing Date. The registration of securities for resale does not mean that such securities necessarily will be offered or sold, including because such securities may be subject to transfer restrictions, as described further above in the discussion of the Support Agreement and the Webull Articles. Webull will not receive any proceeds from any such offer or sale by the selling shareholders named in the Resale Prospectus Supplement and the F-1 Resale Shelf.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached as Exhibit 4.4 hereto and is incorporated herein by reference.

Warrant Assignment Agreement

On the Closing Date, Webull, SKGR and Continental Stock Transfer & Trust Company (the “Warrant Agent”) entered into a warrant assignment, assumption and amendment agreement (the “Warrant Assignment Agreement”), pursuant to which SKGR assigned to Webull, and Webull assumed, all of SKGR’s rights, interests and obligations under the Warrant Agreement dated June 23, 2022, by and between SKGR and the Warrant Agent (the “SPAC Warrant Agreement”), and the terms and conditions of the SPAC Warrant Agreement were amended and restated to, among other things, reflect the assumption of the SPAC Warrants by Webull as described therein.

The foregoing description of the Warrant Assignment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Assignment Agreement, a copy of which is attached as Exhibit 2.1 hereto and is incorporated herein by reference.

Incentive Warrant Agreement

On the Closing Date, Webull and the Warrant Agent entered into a warrant agreement (the “Incentive Warrant Agreement”), pursuant to which Webull issued to shareholders of SPAC Class A Ordinary Shares, other than holders of Redeeming SPAC Shares and Dissenting SPAC Shares, and certain Existing Webull Shareholders an aggregate of 20,913,089 Incentive Warrants. The Incentive Warrants will become exercisable thirty (30) days after the Closing Date and will expire on earliest to occur of: (x) at 5:00 p.m., New York City time on the date that is four (4) years after the Closing Date, (y) the liquidation of the Company, and (z) at 5:00 p.m., New York City time on the Redemption Date (as defined in the Incentive Warrant Agreement). The Incentive Warrant Agreement also includes provisions relating to redemption of the Incentive Warrants, amendments to the Incentive Warrant Agreement, and indemnification of the Warrant Agent by Webull under the Incentive Warrant Agreement.

The foregoing description of the Incentive Warrant Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Incentive Warrant Agreement, a copy of which is attached as Exhibit 2.2 hereto and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
1.1*+	Fifth Amended and Restated Memorandum and Articles of Association of Webull
2.1*	Warrant Assignment Agreement, dated as of April 10, 2025, by and among SKGR, Webull and Continental Stock Transfer & Trust Company
2.2*	Warrant Agreement, dated as of April 10, 2025, by and among Webull and Continental Stock Transfer & Trust Company
4.1**+	Business Combination Agreement, dated as of February 27, 2024, by and among Webull, Merger Sub I, Merger Sub II and SKGR (incorporated by reference to the SKGR’s Current Report on Form 8-K filed with the SEC on February 28, 2024)
4.2**+	Amendment to Business Combination Agreement, dated as of December 5, 2024, by and among Webull, Merger Sub I, Merger Sub II and SKGR (incorporated by reference to the SKGR’s Current Report on Form 8-K filed with the SEC on December 6, 2024)
4.3**	Amendment No. 2 to Business Combination Agreement, dated as of March 31, 2025, by and among Webull, Merger Sub I, Merger Sub II and SKGR (incorporated by reference to the SKGR’s Current Report on Form 8-K filed with the SEC on April 1, 2025)
4.4*+	Form of Registration Rights Agreement, by and among Webull, the Initial Shareholders and the Existing Webull Shareholders

*	Filed herewith.
**	Incorporated by reference to the SKGR’s Current Reports on Form 8-K.
+	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

Forward Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Report on Form 6-K or other statements of the Company, including, for instance, statements as to business strategy and plans, future results of operations and financial position, planned products and services, objectives of management for future operations or strategies of the Company, market size and growth opportunities, competitive position and technological and market trends are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this Report on Form 6-K, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to capitalize on the anticipated benefits of the Business Combination, to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions. failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses, of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (10) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (11) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (12) the ability to meet, or continue to meet, stock exchange listing standards; (13) the possibility of adverse developments in pending or new litigation and regulatory investigations; (14) risks related to the Company’s securities and its status as a foreign private issuer and the fact that the information the Company is required to file with or furnish to the U.S. Securities and Exchange Commission (the “SEC”) will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers; and (15) other risks and uncertainties that may be more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this Report on Form 6-K may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Report on Form 6-K should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBULL CORPORATION

Date: April 14, 2025	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Chief Executive Officer